Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W. Suite 700 Washington, DC 20006-1871 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Michael W. Mundt
Admitted only in Virginia
Practice Limited to Federal Securities Law Matters
(202) 419-8403
mmundt@stradley.com

October 11, 2024

Filed via EDGAR
Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Grayscale Funds Trust (the “Registrant” or “Trust”)
(File Nos. 333-271770; 811-23876)

Dear Messrs. Parachkevov and Worthington:
On behalf of the Registrant, below are the Registrant’s responses to the comments you provided to J. Stephen Feinour, Jr. and Shawn A. Hendricks of Stradley Ronon Stevens & Young, LLP and Susan Lively of Grayscale Investments, LLC on September 6, 2024 with regard to Pre-Effective Amendment Nos. 7/7 (“PEA 7”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (“SEC”) on August 26, 2024 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “Securities Act”).  The Registration Statement relates to the registration of the Grayscale Privacy ETF (the “Fund”). Below we have provided your comments and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Digital Asset Exposure

1.	Comment:
With respect to the section of the Fund’s Prospectus titled “Principal Investment Strategy – Secondary Sub-Theme – Criteria, Selection and Weighting” the disclosure notes that “[t]he Fund may, however, have indirect exposure to digital assets by virtue of its investments in companies that use one or more digital assets as part of their business activities or that hold digital assets as proprietary investments.” Please clarify by specifying that the Fund may have indirect exposure to digital assets through its investments in “operating” companies.

	Response:	The Registrant has revised the disclosure as requested.

Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
October 11, 2024

Principal Investment Risks – Blockchain Technology Risk

2.	Comment:	Please revise this risk factor to remove the reference to “investment companies and vehicles” since it is not directly applicable to the Fund.

	Response:	The Registrant has removed the reference as requested.

3.	Comment:	With respect to the sub-risk “Cyber security incidents,” please address the following:

	a.	Comment:	Consistent with Comment 1 above, please replace the reference to “an issuer” with “an operating company” and ensure that such references are consistent throughout the Fund’s Prospectus.

		Response:	The Registrant has revised the disclosure throughout as requested and as appropriate.

	b.	Comment:
Please restructure the sub-risk so that the discussion regarding “Lack of liquid markets, and possible manipulation of blockchain-based assets” is a separate sub-risk of the Blockchain Technology Risk and explain how the Fund is exposed to this risk. Please consider whether this is a principal risk factor of the Fund or if it is better suited for the Item 9 section of the Prospectus.

		Response:	The Registrant has revised the disclosure as requested to tailor it to the Fund’s principal investment strategy.

4.	Comment:	Please tailor the Blockchain Technology Risk in light of the nexus between the operating companies the Fund invests in and how they are exposed to the risks of blockchain technology.

	Response:	The Registrant has revised the disclosure as requested.

5.	Comment:
Please revise the disclosure to clarify that digital assets that are represented on a blockchain “may” trade on digital asset trading platforms but may not necessarily benefit from viable trading markets, or something similar.

	Response:	The Registrant has revised the disclosure as requested.

6.	Comment:
Please consider whether the following sentence is an appropriate principal risk of the Fund and whether it should be revised or deleted: “The more lenient a digital asset trading platform is about vetting issuers of digital assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of digital assets.”

	Response:	The Registrant has deleted the sentence.

7.	Comment:	Please consider whether the sub-risk “Lack of regulation” is an appropriate principal risk of the Fund and whether it should be revised or deleted.

	Response:	The Registrant has deleted this sub-risk.

Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
October 11, 2024

8.	Comment:
Under the sub-risk “Network amendment risk,” it seems the references to a “digital asset network” is referring to “blockchain.” If so, please revise throughout the Prospectus for consistency, otherwise explain what it refers to.

	Response:	The Registrant has deleted the sub-risk “Network amendment risk” as inapplicable in light of the Fund’s principal investment strategy.

Index Methodology

9.	Comment:
Please consider making it more clear (i.e., adding headings, as applicable) how each of the bullet points under “Selection for Equity Securities” apply to either the “Core Data Privacy Segment,” “Secondary Sub-Theme,” or both.

	Response:	The Registrant has updated the disclosure.

10.	Comment:
With respect to the second bullet point under the “Selection for Equity Securities” sub-section regarding the tiered revenue scoring, please specify how the revenue determinations are made (i.e., reference to publicly available resources).

	Response:	The Registrant has updated the disclosure.

11.	Comment:
The following sentence seems only applicable to the first bullet point under the “Selection for Equity Securities” sub-section: “[u]pon such evaluation, revenue may be an indicator of active participation in a particular sub-theme, but amount of revenue is not considered for purposes of assigning an exposure score.” To the extent this disclosure only applies to the first bullet point regarding the business exposure of eligible companies, please consider deleting it to avoid redundancy.

	Response:	The Registrant has updated the disclosure.

12.	Comment:	With respect to the “Weighting” sub-section, please revise the disclosure to clarify how the initial and secondary security caps are applied. The disclosure is confusing as currently drafted.

	Response:	The Registrant has revised the disclosure as requested.

Large-Capitalization Investing Risk

13.	Comment:
The Fund’s principal investment strategy states that “[t]he Fund may invest in small-, mid- and large-capitalization companies.” Please consider adding a “Large-Capitalization Investing” risk factor. If not, please supplementally why such a risk factor is not included.

	Response:	The Registrant has added “Large-Capitalization Investing Risk” as a principal risk of the Fund.

Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
October 11, 2024

Part C

14.	Comment:	Please file an updated auditor’s consent as an exhibit to the Registration Statement.

	Response:	The Registrant will file an updated auditor’s consent as requested.

* * * * *
Please do not hesitate to contact me at the above-referenced telephone number, or in my absence, to J. Stephen Feinour, Jr. at (215) 564-8521 or Shawn A. Hendricks at (215) 564-8778 if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ Michael W. Mundt
Michael W. Mundt

cc:	Craig Salm, Grayscale Investments, LLC
Susan Lively, Grayscale Investments, LLC
J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Shawn A. Hendricks, Stradley Ronon Stevens & Young, LLP